Pacer Funds Trust
500 Chesterfield Parkway
Malvern, Pennsylvania 19355
October 12, 2021

VIA EDGAR TRANSMISSION

Mr. DeCarlo McLaren
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:    Pacer Funds Trust (the “Trust”)
File Nos.: 333-201530 and 811-23024
Dear Mr. McLaren:
This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” of the “Commission”) with respect to the Trust’s Post-Effective Amendment No. 78 (the “Amendment”) to its registration statement, filed on behalf of its series the Pacer Pacific Asset Floating Rate High Income ETF. For your convenience, the Staff’s comments have been reproduced in bold typeface and are immediately followed by the Trust’s responses. With respect to responses showing revisions made to the registration statement, new language is underlined and deleted language has a ~~strike-through~~. Capitalized terms not defined herein have the same meaning as in the Amendment.
Prospectus
1.Staff Comment: Remove any and all brackets and fill in any blanks in the Trust’s next PEA filing. Please also note, the Trust and its management are responsible for accuracy and adequacy of the disclosure notwithstanding any review or action by the staff of the Commission.
Response: The Trust has revised the disclosure as requested and notes your comment.
2.Staff Comment: In regards to the “Fees & Expenses of the Fund” table, please confirm supplementally that any fixed creation or redemption transaction fees are excluded from the table.
Response: The Trust so confirms.
3.Staff Comment: Under the “Principal Investment Strategies of the Fund” section, due to the Fund having significant exposure to below investment grade debt, consider including the 15% limitation disclosure in the SAI in the Principal Investment Strategies section.
Response: The Trust has added the following disclosure:
“The secondary market on which high yield securities are traded may be less liquid than the market for investment-grade securities. Less liquidity in the secondary trading market could adversely affect the ability of the Fund to sell a high yield security or the price at which the Fund could sell a high yield security, and could adversely affect the daily NAV of Fund shares. When secondary markets for high yield securities are less liquid than the market for investment-grade securities, it may be more difficult to value the securities because such valuation may require more research, and elements of judgment may play a greater role in the valuation because there is less reliable, objective data available. The Fund may invest up to an aggregate amount of 15% of its net assets in illiquid investments, as such term is defined by Rule 22e-4 under the 1940 Act.”

4.Staff Comment: In the same section, the Fund states “the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in senior secured floating rate loans and other adjustable rate securities.” Please specify what other adjustable rate securities are.
Response: The Trust has revised the disclosure as follows:
“Under normal circumstances, the Fund will invest at least 80% of its net assets (plus any borrowings for investment purposes) in senior secured floating rate loans and other adjustable rate securities. Other adjustable rate securities will typically include collateralized loan obligations (“CLOs”), asset-backed securities, and commercial mortgage backed securities (“CMBS”) (collectively, “Adjustable Rate Securities”).”
5.Staff Comment: In the same paragraph, the Fund states “The Fund is expected to invest primarily in loans and other securities.” Please specify what other securities are.
Response: The Trust has revised the disclosure as follows:
“The Fund is expected to invest primarily in loans and ~~other securities~~ Adjustable Rate Securities that are rated below investment grade (i.e., high yield securities, sometimes called “junk bonds” or non-investment grade securities) or, if unrated, of comparable quality as determined by the Sub-Adviser.”
6.Staff Comment: Under the “Principal Risks of Investing in the Fund” section, in the Floating Rate Loan Risk, please disclose the fact that investments in bank loans may not be securities, and therefore may not have the protections afforded by the federal securities laws.
Response: The following disclosure has been added: “Such loans may not be considered securities and, therefore, may not be afforded the protections of the federal securities laws.”
7.Staff Comment: Under the “Principal Risks of Investing in the Fund” section, in the ETF Risk, please revise the disclosure to address securities held by the Fund that trade on foreign exchanges.
Response: The following disclosure has been added: “Certain securities held by the Fund may trade on foreign exchanges that are closed when the Fund’s primary listing exchange is open, and the Fund may experience premiums and discounts greater than those of ETFs that hold securities that are traded only in the United States.”
8.Staff Comment: In the Fund Performance section, prior performance information should be placed under a heading which clearly describes the source of the performance and does not suggest that the performance is that of the Fund.
Response: The Trust respectfully declines to make this requested revision. The Fund is not attempting to adopt the prior performance of other accounts. As part of the reorganization of the Pacific Global Senior Loan ETF into the Pacer Pacific Asset Floating Rate High Income Fund (the “Reorganization”), the Fund will adopt the performance of the Pacific Global Senior Loan ETF (the “Predecessor Fund”). The Trust believes that the narrative paragraph discussing performance clearly states that the bar chart and table is that of the Predecessor Fund, because the performance shown is prior to the date of the Reorganization. Future performance, including performance after the date of the Reorganization, will be clearly differentiated between that of the Predecessor Fund and that of the Fund. Prior to the Reorganization, the Fund will not have its own performance history because the Fund will not have commenced investment operations.

9.Staff Comment: Other than each Funds respective 80% policy with regards to adjustable rate, the Fund states it is materially similar in strategy and policy. Supplementally, please explain why the differences do not alter the conclusion that the Funds are materially similar.
Response: As stated in the Trust’s response to Comment 7, the Trust is not attempting to adopt the prior performance of other accounts. The Trust has revised the disclosure as follows:
“Other than each Fund’s respective 80% policy and the associated risks with investing in adjustable rate securities, the Funds had ~~materially~~ similar investment objectives, strategies, and policies.”
10.Staff Comment: Following performance presentation, please include all substantially similar accounts managed by portfolio managers while employed by the previous investment adviser and identify the portfolio managers who achieved the prior performance in the name of advisory firm under which prior performance was achieved. Additionally, the prior performance presentation must disclose that presentations are net of all actual fees and expenses including sales loads relating to accounts or adjusted to reflect all fund expenses listed in Fund’s fee table including sales loads. Supplementally, the Fund should state that the Fund’s performance of the portfolio manager while managing other funds, was the only person identified in the other fund’s prospectus as being primarily responsible for day-to-day management for the entire performance period presented.
Response: The Trust respectfully declines to make this revision, as discussed in the Trust’s response to Comment 7.
11.Staff Comment: The Fund should state whether or not a portfolio manager or committee has the same degree of discretion in advising the Fund as in advising the other account and discuss any differences.
Response: The Trust respectfully declines to make this revision, as discussed in the Trust’s response to Comment 7.
12.Staff Comment: In the “Fund Performance” section, the Fund they included, in addition to broad based security index information, an additional index. Please include information on the additional index in the narrative explanation above the bar chart and table by stating that information shows how the Fund’s performance compares with an index of funds with similar investment objectives pursuant to Form N-1A Item 4, instruction 2(B).
Response: The Trust has revised the disclosure as follows:
“The table illustrates how the Predecessor Fund’s average annual returns for the one-year, five-year, and since inception periods compare ~~with those of a broad measure of market performance and the S&P/LSTA Leveraged Loan 100 Index~~ to (i) the S&P 500 Index, which is a broad-based, unmanaged measurement of changes in stock market conditions based on the average of 500 widely held common stocks and (ii) the S&P/LSTA U.S. Leveraged Loan 100 Index, which is an index designed to track the market-weighted performance of the largest institutional leveraged loans based on market weightings, spreads and interest payments. The Fund’s past performance, before and after taxes, does not necessarily indicate how it will perform in the future. Updated performance information is also available on the Fund’s website at www.PacerETFs.com.”
13.Staff Comment: Under the “Management” section, provide the month and year the portfolio managers began managing the Fund.
Response: The requested changes have been made.

14.Staff Comment: Under “Selection Process - Additional Information About Investment Strategies,” the Fund states the Sub-Adviser’s selection process starts with a top-down market analysis and is complemented by bottom-up security selection. Please revise in Plain English to explain what is meant by “top-down market analysis” and “bottom-up security selection.”
Response: The Trust has revised the disclosure as follows:
“Selection Process. The Sub-Adviser’s selection process ~~starts with a top-down market analysis and is complemented by bottom-up security selection~~ consists of four steps:~~.~~
1.Determine ~~Investable~~ Universe of Investable Securities: ~~The Sub-Adviser begins with a top-down analysis, which provides a framework for the strategy’s investable universe~~. The ~~strategy~~ Fund aims to provide exposure to the most liquid segment of the bank loan and adjustable rate securities marketplace. The factors considered by the Sub-Adviser when determining liquidity specifically for loans may include the frequency of trading or quotes, the number of dealers in the market willing to purchase or sell the loan, trading volume, the nature of the security, and the market for the security including prospects for future demand for the loan.
2.~~Top-Down Assessment for~~ Portfolio Risk Assessment: Once the Sub-Adviser has determined the investable universe, both the macro-economic environment and technical factors that could materially impact the credit markets are assessed. The Sub-Adviser assesses the economic and market climates and then determines an overall target of portfolio risk to employ for the near term. ...”
Part C
15.     Staff Comment: The Staff notes that Article VIII, Section 2(a)(iv) of the Declaration of Trust limits shareholders’ ability to bring derivative claims by requiring a certain percentage of shareholders to join in any suit. With respect to part (a), disclose this provision in an appropriate location in the Fund’s registration statement and with respect to part (b), revise the provision in the organizational documents to state that the provision does not apply to claims arising under the federal securities laws. Also disclose in an appropriate location in the Fund’s registration statement that the provision does not apply to claims arising under the federal securities laws.
Response: The Trust responds by stating it will present the following revision to its Declaration of Trust to its Board of Trustees at its next regularly scheduled meeting and, subject to approval by the Board of Trustees, file the amended Declaration of Trust as an exhibit in a future filing.
“(iv) Shareholders owning Shares representing no less than a majority of the then Outstanding Shares of the Trust or the affected Series or Class, as applicable, must join in bringing the derivative action, provided, however, the foregoing may not apply to the extent a claim arises under federal securities laws; and ...”
In addition, the Trust has added the following disclosure in the “Additional Information Concerning the Trust” section of the Statement of Additional information:
“As described further in the Declaration of Trust, shareholders of the Trust or any Fund may not bring a derivative action to enforce the right of the Trust or an affected Fund, unless several conditions are met, including, among others, shareholders owning Shares representing no less than a majority of the then outstanding shares of the Trust or the Fund, as applicable, must join in bringing the derivative action, provided, however, the foregoing may not apply to the extent a claim arises under federal securities laws.”

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If you have any questions regarding the above responses, please do not hesitate to contact the undersigned at alyssa.bernard@usbank.com.
Sincerely,

/s/ Alyssa M. Bernard
Alyssa M. Bernard
Vice President
U.S. Bank Global Fund Services,
as Administrator for the Trust